March 28, 2023
VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Paul Cline Jennifer Monick

Re:	American Tower Corporation Form 10-K for the year ended December 31, 2022 Filed on February 23, 2023 File No. 001-14195

Dear Mr. Cline and Ms. Monick:

By letter dated March 7, 2023, the Staff of the Securities and Exchange Commission (the “Staff”) provided certain comments to the annual report on Form 10-K filed on February 23, 2023 by American Tower Corporation (the “Company”).

As discussed between Ms. Jennifer Monick and our Senior Vice President and Chief Accounting Officer, Robert J. Meyer, on March 27, 2023, the Company is still engaged in a review of the information required to respond to the comments and plans to respond to the Staff by April 6, 2023.

If you have any questions or require any additional information, please do not hesitate to contact Marina A. Breed at 617-585-7770 or Robert J. Meyer at 617-585-7747.

Sincerely, /s/ Marina A. Breed Marina A. Breed, Esq. Vice President, Corporate Legal

cc:	Robert J. Meyer, Senior Vice President and Chief Accounting Officer
Francesca L. Odell, Esq., Cleary Gottlieb Steen & Hamilton LLP
Craig B. Brod, Esq., Cleary Gottlieb Steen & Hamilton LLP